Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052

March 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Microsoft Corporation
Registration Statement on Form S-4 (File No. 333-253138)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Microsoft Corporation, a Washington corporation (the “Company”), respectfully requests that the effective time of the above-referenced Registration Statement on Form S-4 filed by the Company be accelerated to 4:00 p.m. Eastern Time on March 4, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MICROSOFT CORPORATION

By:	/s/ Alice L. Jolla
Name:	Alice L. Jolla
Title:	Corporate Vice President and Chief Accounting Officer

cc:	William B. Brentani, Simpson Thacher & Bartlett LLP